UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on January 26, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xliv)	Report of the Board of Directors of Endesa, S.A. regarding the takeover offer made by E.on Zwölfte Verwaltungs Gmbh. February 7, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7th, 2007	ENDESA, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

ENDESA, Sociedad Anónima
(ENDESA)

REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. REGARDING THE TAKEOVER OFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH

At its meeting on February 6, 2007, the Board of Directors of ENDESA, S.A. ("Endesa" or the "Company"), unanimously approved by the attending directors, for purposes of the provisions of article 36.8, in relation to article 20, of Royal Decree 1197/1991, of July 26, on the scheme of public tender offers, the following report on the Public Tender Offer (the “Offer”) formulated by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Offeror”) for a price of 38.75 euros per share, which includes the price enhancement filed by sealed envelope by the Offeror on February 2, 2007. This report, in addition to describing the principal features of the Offer, as amended, contains the Board’s position on the Offer, as well as certain additional related information.

1.	PRINCIPAL FEATURES OF THE OFFER

According to the explanatory Prospectus relating to the Offer authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV), the following are the principal features of the Offer:

1.1. Offeror

The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of the German company E.ON AG.

1.2. Nature of the Offer

E.ON’s Offer, which was authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) on November 16, 2006, was filed as a competing Offer with respect to the public tender offer filed by Gas Natural SDG, S.A., which was authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) on February 27, 2006. Notwithstanding the above, on February 1, 2007, Gas Natural SDG, S.A. communicated the decision to withdraw its offer, in accordance with the provisions of article 36.1 of Royal Decree 1197/1991, of July 26, as a consequence of which E.ON’s Offer is the only one presently existing on the Company.

1.3. Securities Covered by the Offer

The Offer covers the 1,058,752,117 shares of Endesa each having a par value of 1.20 euros, thereby representing 100% of its capital stock.

1.4. Consideration

In accordance with the price enhancement presented by the Offeror by sealed envelope on February 2, 2007, E.ON is offering as consideration for each Endesa share an all-cash price of 38.75 euros.

The Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) has publicly confirmed that, following the withdrawal of its offer by Gas Natural SDG, S.A., the scheme for price enhancement of E.ON’s Offer shall continue to be regulated by the provisions of Chapter V of Royal Decree 1197/1991, of July 26, as a consequence of which E.ON will not be able to make any subsequent modification to the price.

1.5. Period of Acceptance

The Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) has communicated that the end of the acceptance period for E.ON’s Offer (which initially runs from January 26, 2007 through February 26, 2007) will be notified as soon as the extensions contemplated by articles 19 and 36 of Royal Decree 1197/1991, of July 26, on the scheme for public tender offers, can be specified. Therefore, the aforesaid period could be extended by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) in order to allow Endesa’s General Shareholders’ Meeting to pronounce on the resolutions for bylaw amendments upon which the Offer is conditioned (see sections 1.6 and 2, infra).

1.6. Conditions of the Offer

The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 shares of Endesa, representing 50.01% of its capital stock.

Furthermore, the Offer is conditioned both upon Endesa’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being enrolled on the Commercial Registry. Specifically, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by Endesa shareholders (Article 32 of the Bylaws), upon removal of requirements concerning the composition of Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and upon the removal of all qualifications, except for those concerning the absence of legally prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director/CEO (Article 42 of the Bylaws), all as more fully described in the Prospectus.

2.	BOARD OF DIRECTORS’ OPINION OF THE E.ON OFFER

The Board of Directors, by a unanimous vote of members present or represented at a meeting held on February 6, 2007, views the terms of the E.ON Offer favorably for the following reasons:

A.             The consideration of €38.75 per share, which values Endesa’s total share capital at €41,027 million, is fair, from a financial point of view, to the shareholders of Endesa. In reaching this conclusion, the Board of Directors considered the fairness opinions rendered by Endesa’s financial advisors—BNP Paribas S.A. Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A—which state that, in the respective opinions of Endesa’s financial advisors, the consideration is fair, from a financial point of view, to the shareholders of Endesa.

The offered consideration:

(i)            is 109 percent higher than the closing price of €18.56 per share on September 2, 2005, the last trading day prior to the announcement of the Gas Natural’s offer, or 124 percent higher than such closing price if the dividends paid by Endesa since that date are taken into account.

(ii)        is 65 percent higher than the implied value of the Gas Natural’s offer of €23.43 per share* on February 1, 2007, the date on which the Gas Natural’s offer was withdrawn, and 56 percent higher than the preceding offer by E.ON of €24.905 per share.

(iii)    is 30 percent higher than the average closing price per share of €29.82 over the past 12 months, 16.3 percent higher than the average closing price per share of €33.31 over the past six months, and 2.9 percent higher than the average closing price per share of €37.65 over the past 30 days; the consideration is 0.7 percent lower than the closing price per share of €39.04 on February 2, 2007, the highest closing price in Endesa’s history, and 1.7 higher than the closing price per share of €38.10 on February 5, 2007, the last trading day prior to the issuance of this report.

B.              The consideration offered by E.ON consists entirely of cash, and the Offer is being made for 100 percent of the outstanding shares.

C.              The Offeror has stated its intention to continue implementing Endesa’s commercial strategy, including Endesa’s investment plan, and to preserve Endesa’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in the Prospectus.

For the foregoing reasons, and with a view to allowing Endesa’s shareholders to vote on the amendments to Endesa’s by-laws required to be adopted as a condition to the E.ON Offer, the Board of Directors has unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on March 20, 2007. In addition, and for the same purpose, the Board of Directors has determined to state its position in favor of these amendments and recommends that the shareholders of Endesa participate in the meeting and vote in favor of the amendments.

1 *Value calculated as per the trading price of the Gas Natural SDG, S.A. share at the close of February 1, 2007 (30.66 euros per share).

The members of the Board of Directors present or represented at the meeting of February 6, 2007, who are holders of Endesa shares, have unanimously expressed their intention to vote at the extraordinary general meeting of shareholders in favor of the amendments to Endesa’s by-laws referred to above.

Shareholder Caja Madrid, through Mr. Miguel Blesa de la Parra, has likewise expressed its intention to vote in favor of such amendments.

3.	EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR

No agreement whatsoever exists between the Company and the Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus.

4.	AGREEMENTS BETWEEN THE OFFEROR AND MEMBERS OF ENDESA’S BOARD OF DIRECTORS

No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of Endesa’s Board of Directors.

5.	INDIVIDUAL OPINIONS OF THE MEMBERS OF THE ENDESA BOARD OF DIRECTORS

None of the members of Endesa’s Board of Directors who attended or were represented at the Board meeting of February 6, 2007, has expressed an individual opinion of the Offer separate from the Board’s collective opinion, which appears in Section 2 above.

Mr. Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as president of the Confederación Española de Cajas de Ahorro [Spanish Confederation of Savings Banks] and, therefore, has not stated his position on the Offer.

6.	INTENTION OF BOARD MEMBERS WHO HOLD ENDESA SHARES TO ACCEPT THE OFFER

The members of the Board of Directors who attended, in person or by proxy, the Board meeting of February 6, 2007, and who are holders, directly or indirectly, of Endesa shares, have not yet adopted a decision on whether to accept the Offer with respect to the shares held by them, and believe they will be in a position to adopt it once the Extraordinary General Shareholders’ Meeting which must pronounce on the bylaw amendments upon which the Offeror has conditioned the Offer has been held. They agree to make their decision public as soon as they adopt it and always within the acceptance period of the Offer.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, has stated that it has not yet adopted a resolution on whether to accept the Offer with respect to the Endesa shares held by this entity and that it believes it will be in a position to adopt the resolution once the aforesaid Extraordianry General Shareholders’ Meeting has been held, agreeing to make its decision public as soon as it adopts it and always within the acceptance period of the Offer.

Mr. Juan Ramón Quintás Seoane, due to the cause mentioned in section 5, supra, did not attend the said Board meeting, notwithstanding which he has declared that he has not yet adopted a decision on whether to accept the Offer with respect to the 1,525 Endesa shares he owns, and that he will be in a position to adopt it once the aforesaid Extraordianry General Shareholders’ Meeting has been held, agreeing to make his decision public as soon as he adopts it and always within the acceptance period of the Offer.

The following table indicates the number of Endesa shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents:

Members of the Board of Directors	Number of shares	Direct and indirect stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Alberto Alonso Ureba	----	----
Mr. Miguel Blesa de la Parra	600	0.00005
Mr. José María Fernández Cuevas	----	----
Mr. José Manuel Fernández-Norniella	----	----
Mr. Rafael González-Gallarza Morales	3,300	0.00031
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Manuel Ríos Navarro	12,472	0.00117
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165
TOTAL	184,108	0.01734

Madrid, February 6, 2007

Salvador Montejo Velilla

General Secretary and Secretary of the Board of Directors